EXHIBIT 20(b)

                          NEWS RELEASE

Release Date:  Immediate
Contact:       Mick Lucareli
Telephone:     (262) 636-8446

Modine Board indicates new dividend policy

     RACINE, Wis., October 17, 2001 - The Modine Manufacturing Company (NASDAQ: MODI) Board of Directors today declared a dividend for its second quarter of 25 cents per share on the outstanding common stock, payable December 6 to all shareholders of record November 23.

     The Board also indicated its intention to reduce next quarter's dividend, which will be declared on January 16, to 12.5 cents per share. This is represents a 50% reduction from the previous quarterly rate of 25 cents per share.

     Given the uncertain economic outlook and weakness in Modine's core markets, the Board believes the decision is prudent and in the best interest of Modine's shareholders. In making the decision, the Board considered Modine's recent forecast, on-going capital needs, and the dividend policies of comparable companies. The dividend reduction brings Modine's dividend yield and payout ratio in line with similar companies. The decision also affords the company more financial flexibility to reduce debt, increase cash flows and pursue other measures to increase shareholder value.

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